

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 3, 2022

Heidy Chow
Chief Financial Officer
Snail, Inc.
12049 Jefferson Blvd
Culver City, CA 90230

>   **Re: Snail, Inc.**
>   **Registration Statement on Form S-1**
>   **Filed September 16, 2022**
>   **File No. 333-267483**

Dear Heidy Chow:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-1 Filed on September 16, 2022

Cover Page

1.   Please clarify on your cover page that the warrants will be issued by you to the underwriters in an amount equal to 5% of the total number of Class A shares sold in your offering and will have an exercise price equal to 115% of the initial public offering price of your Class A stock.

Risk Factors
The Committee on Foreign Investment in the United States. . ., page 33

2.   Please advise if your CFIUS risk factor disclosure should be expanded to reflect Hua Yuan International Limited's ownership of your shares.

Management's Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations, page 57

3.   In your discussion of results of operations you cite multiple factors as impacting your
        results of operations but often provide no quantification of the contribution of each factor
        to the material changes in the various line items discussed. For instance, on page 58, you
        attributed a decrease in revenues, in part, to a decline in units sold and an absence of
        promotional activities during 2021. Elsewhere on the same page you attribute a decline in
        cost of revenues to a decline in units sold offset by two unquantified factors. Please refer
        to Item 303(b) of Regulation S-K and revise throughout to discuss qualitatively and
        quantitatively such factors effecting material changes in line items, including where
        material changes within a line item offset one another. In addition, you should remove
        vague terms such as "primarily" in favor of specific quantifications.

Business
Our Heritage and Expertise, page 74

4.   We note your disclosure that in 2022 Suzhou Snail effected a spin-off and Snail Games
        USA became an independent entity. Please disclose the material details about the
        background of the spin-off, including why and how it was effectuated as well as the date
        the spin-off occurred. Also, advise if there were any material plans of reorganization or
        separation or other applicable agreement(s) that should be filed as an exhibit to your
        registration statement. Refer to Item 601(b)(2)(i) of Regulation S-K.

        You may contact Joseph Kempf, Senior Staff Accountant, at (202) 551-3352 or Robert
Littlepage, Accounting Branch Chief, at (202) 551-3361 if you have questions regarding
comments on the financial statements and related matters. Please contact Patrick Faller, Staff
Attorney, at (202) 551-4438 or Jeff Kauten, Staff Attorney, at (202) 551-3447 with any other
questions.

                                                Sincerely,

                                                Division of Corporation Finance
                                                Office of Technology

cc: Byron Rooney